SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Jumei International Holding Limited

(Name of Subject Company)

Jumei International Holding Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00025 per share*

(Title of Class of Securities)

48138L206**

(CUSIP Number of Class of Securities)

Sean Shao

Chairman of the Special Committee of the Board of Directors

Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District, Beijing 100007

People’s Republic of China

Tel: +86 10-5676-6999

With copies to:

Stephanie Tang, Esq.

Hogan & Lovells

11th Floor, One Pacific Place

88 Queensway

Hong Kong

Tel: +852-2219-0888

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on February 26, 2020 with the Securities and Exchange Commission (the “SEC”) by Jumei International Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Jumei Investment Holding Limited , an exempted company incorporated in the Cayman Islands (“Purchaser”) and a wholly owned subsidiary of Super ROI Global Holding Limited, a British Virgin Islands business company (“Parent”), to purchase all of the Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) at an offer price of $2.00 per Class A Ordinary Share or $20.00 per ADS in cash (the “Offer Price”), without interest, subject to reduction for any applicable withholding taxes, $0.05 per ADS cancellation fees and other related fees (ADS depositary has confirmed that it will not assess $0.02 per ADS depositary service fee) with respect to Class A Ordinary Shares represented by ADSs pursuant to the terms and conditions of the Deposit Agreement, dated as of May 15, 2014 (the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser, Parent and Mr. Leo Ou Chen on February 26, 2020, as amended or supplemented from time to time, which contains as an exhibit an Offer to Purchase dated February 26, 2020 (the Offer to Purchase and the related Letters of Transmittal, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) All references to the fees applicable to Merger Consideration to be paid in the Merger of “less $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees and withholding taxes” or in similar words are hereby amended by deleting such words in their entirety and replacing them with “less $0.05 per ADS cancellation fees and other related fees and withholding taxes (ADS depositary has further confirmed that it will not assess $0.02 per ADS depositary service fee for ADS holders not participating in the Offer).

(2) The following sentence is added to the fourth paragraph under the header “(d) Tender Offer and Merger”:

“As of April 1, 2020, Purchaser and Parent has acknowledged and confirmed that (i) the Financing Condition has been met; and (ii) the reliance of the outbreak of coronavirus (COVID-19) as a Material Adverse Effect that leads to a failure of the Offer Condition has been completely and irrevocably waived.”

(3) The fifth paragraph under the header “(d) Tender Offer and Merger” is hereby replaced with the following:

“Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) the Offer on February 26, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire one minute after 11:59 p.m., New York City time, on April 8, 2020 (as extended from previously scheduled expiration time at 12:00 midnight, New York City time, at the end of the day on April 1, 2020).”

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Item 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) The following new paragraph is added under the header “Background of the Offer and the Merger”:

“On March 27, 2020, the Offeror Group provided the Special Committee with a debt financing arrangement with WB Online Investment Limited ("WB"), pursuant to which WB would commit to provide a term loan facility in an aggregate amount of $100 million for Parent to complete the Offer and Merger (the “WB Debt Financing”). During the ensuing days, the Special Committee considered and discussed the material terms and conditions of the WB Debt Financing with Hogan Lovells, including its drawdown conditions, collateral arrangement and funding sources. On April 1, 2020, the Offeror Group delivered the loan agreement entered into by and between the Offeror Group and WB, in substantially the form presented to the Special Committee previously.”

(2) The tenth bullet point in the second paragraph under the header “Reasons for the Offer and the Merger; Recommendation of the Special Committee” is hereby replaced with the following:

“(i) the debt financing commitments provided to Parent by Tiga Investments Pte. Ltd. in connection with the Offer and the Merger and the fact that such financing was committed on or prior to the execution of the Merger Agreement, and (ii) the new WB Debt Financing commitments provided to Parent by WB in connection with the Offer and the Merger and the fact such new financing was committed prior to the expiry of the Offer;”

Item 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(I)	Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 1, 2020).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 1, 2020

JUMEI INTERNATIONAL HOLDING LIMITED

By:	/s/ Sean Shao
Name: Sean Shao
Title: Chairman of the Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(I)	Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 1, 2020).

A-1